INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about February 5, 2007 in connection with a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of ElkCorp (the “Company”) filed on January 19, 2007, as amended on January 19, January 22, January 23, January 30, January 31, 2007 and February 5, 2007. You are receiving this Information Statement in connection with the possible election of persons designated by CGEA Holdings, Inc. (“Parent”) to a majority of the seats on the Board of Directors of the Company (the “Board”). You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

CGEA Investor, Inc., a wholly owned subsidiary of Parent (the “Offeror”), is offering to purchase any and all of the outstanding shares of Common Stock, par value $1.00 per share, of the Company (the “Common Stock”), together with the associated preferred stock purchase rights, at a purchase price of $42.00 per share (the “Offer”). The Offer is scheduled to expire at midnight New York City time on February 14, 2007, unless extended in accordance with the terms of the Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007, among Parent, the Offeror and the Company, as amended by the First Amendment thereto, dated January 21, 2007 (the “Merger Agreement”), and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”). The Offer is made upon the terms and subject to the conditions set forth in Parent and the Offeror’s Offer to Purchase, dated January 18, 2007, and the related Letter of Transmittal, and in the supplements or amendments thereto (the “Offer Documents”). The Offer Documents have been filed by Parent and the Offeror under Schedule TO with the Securities and Exchange Commission, and have been sent to the Company’s shareholders.

Pursuant to the Merger Agreement at the expiration of the Offer, upon the terms and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, it is contemplated that the Offeror will purchase all of the Common Stock validly tendered pursuant to the Offer and not withdrawn. Following the consummation of the Offer and subject to the other conditions contained in the Merger Agreement, including, if required by Delaware law, obtaining the necessary vote of the Company’s shareholders in favor of the Merger Agreement, the parties will complete a second-step merger (the “Merger”) in which all remaining outstanding shares of Common Stock will be cancelled and converted into $42.00 per share, without interest, or such higher amount as may be paid in the Tender Offer.

Unless otherwise required by the context, the words “we” and “our” refer to the Company. Information contained in this Information Statement concerning Parent, the Offeror and the CGEA Designees (as defined below) has been furnished to the Company by Parent and the Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

ELKCORP STOCK OWNERSHIP

The following table contains certain information about the beneficial ownership of our Common Stock, as of approximately February 2, 2007, by each of our directors, our executive officers named in the Summary Compensation Table in this Information Statement, and all of our current directors, director nominees and executive officers as a group. Each of the individuals marked with an asterisk below is the owner of less than one percent of the Company’s outstanding Common Stock.

Parent and the Offeror have advised the Company that, to the best of Parent’s and the Offeror’s knowledge, none of Parent’s nominees or their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Common Stock that could be issued upon the exercise of outstanding options held by that person that are currently exercisable or exercisable within 60 days of February 2, 2007 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 20,630,447 shares of Common Stock outstanding on January 31, 2007, without regard to shares that would be issued upon the exercise of outstanding options.

All addresses for the executive officers and directors are c/o ElkCorp, 14911 Quorum Drive, Suite 600, Dallas, Texas 75254-1491.

	Amount and Nature of
Name	Beneficial Ownership(1)		Percent of Class

Steven J. Demetriou	9,835	(2)	*
James E. Hall	324,945	(3)	1.57
Thomas D. Karol	281,684	(4)	1.35
Dale V. Kesler	46,265	(5)	*
Shauna R. King	14,265	(6)	*
Michael L. McMahan	27,280	(7)	*
Richard A. Nowak	317,553	(8)	1.52
Gregory J. Fisher	94,869	(9)	*
Matti Kiik	70,693	(10)	*
David G. Sisler	98,634	(11)	*
All directors, director nominees, and executive officers as a group (14 persons)	1,431,982	(12)	6.68

(1)	The listed persons have direct ownership and sole voting and investment power with respect to all shares in the table, except for (i) option shares as shown in notes (2) through (12); (ii) shares allocated to such persons’ accounts in the ESOP, as to which voting and investment power is shared; (iii) unvested restricted stock, as to which such persons have sole voting power but no investment power until vested; and (iv) certain shares that are treated as beneficially owned by such persons for purposes of this table, such as, but not limited to, shares which are held in the names of their spouses, minor or resident children, family partnerships, or by such persons as trustee or custodian.

(2)	Includes options currently exercisable for 5,910 shares.

(3)	Includes options currently exercisable for 40,360 shares.

(4)	Includes options currently exercisable or exercisable within sixty days for 174,636 shares.

(5)	Includes options currently exercisable for 40,360 shares.

(6)	Includes options currently exercisable for 8,860 shares.

(7)	Includes options currently exercisable for 22,360 shares.

(8)	Includes options currently exercisable or exercisable within sixty days for 237,118 shares.

(9)	Includes options currently exercisable or exercisable within sixty days for 59,788 shares.

(10)	Includes options currently exercisable or exercisable within sixty days for 43,594 shares.

(11)	Includes options currently exercisable or exercisable within sixty days for 82,039 shares.

(12)	Includes options currently exercisable or exercisable within sixty days for 794,533 shares.

The following table contains certain information as of approximately February 2, 2007, based on the most recent available public filings, about beneficial owners who are known to own more than 5 percent of the outstanding shares of our Common Stock. The information in the table may not be current due to time lags inherent in the reporting process.

Name and Address of Beneficial Owner	Shares of Common Stock		Percent of Class

Heyman Investment Associates Limited Partnership	2,134,160	(1)	10.36
333 Post Road West Westport, CT 06880
ICM Asset Management, Inc.	1,174,200	(1)	5.70
601 West Main Avenue Suite 600 Spokane, WA 99201-0613
Trustee for the ElkCorp Employee Stock Ownership Plan	1,078,665	(2)	5.23
c/o ElkCorp 14911 Quorum Drive, Suite 600 Dallas, TX 75254-1491
T. Rowe Price Associates, Inc.	1,069,580	(1)(3)	5.22
100 E. Pratt Street 9th Floor Baltimore, MD 21202-1009
Barclays Global Investors, NA	1,034,120	(1)	5.02
45 Fremont Street San Francisco, CA 94105

(1)	Based solely on information provided by the beneficial owner in filings with the Securities and Exchange Commission.

(2)	Has shared voting and investment power as to all such shares.

(3)	Based on information provided to the Company on September 6, 2006, T. Rowe Price has sole investment power with respect to all of such shares, sole voting authority with respect to 325,000 shares, shared voting power over none of the shares and shared investment power over none of the shares.

BOARD OF DIRECTORS

General

The Common Stock is the only class of voting stock of the Company outstanding, and the holders of the Common Stock are entitled to one vote per share. As of January 31, 2007, there were 20,630,447 shares of Common Stock issued and outstanding. The Board currently consists of seven members, and there are currently no vacancies; the size and composition of the Board are subject to certain contractual commitments set forth in the Merger Agreement and described below. The Board is divided into three classes of directors each serving three-year terms.

The term of two directors expires at the Company’s annual meeting of stockholders in 2007; the term of three directors expires at the Company’s annual meeting of stockholders in 2008; and the term of two directors expires at the Company’s annual meeting of stockholders in 2009.

Right to Designate Directors

The Merger Agreement provides that, subject to applicable laws, promptly upon the payment for all shares tendered pursuant to the Offer which represent at least a majority of the shares of Common Stock outstanding, and from time to time thereafter as shares are acquired by Parent or the Offeror, Parent will be entitled to designate, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, such number of directors, rounded up to the next whole number, to the board of directors of the Company (the “CGEA Designees”), as is equal to the product of the total number of directors on the board

(determined after giving effect to the directors appointed or elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent or its affiliates bears to the total number of shares of Common Stock outstanding. However, the Merger Agreement provides that if the CGEA Designees are appointed to the Board, until such time as the Merger becomes effective (the “Effective Time”), the Company’s Board must have at least three directors who are directors on the date of the Merger Agreement and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Parent (“Independent Directors”). Moreover, the Merger Agreement provides that in the event there are fewer than three Independent Directors, the Board will take all action necessary to cause the remaining Independent Director(s) to fill the vacancy(ies) with individuals who are not officers of the Company nor designees, stockholders, affiliates or associates of Parent. If no Independent Directors remain, the other directors will designate three persons to fill the vacancies who are not officers of the Company nor designees, stockholders, affiliates or associates of Parent. The Company will also, subject to applicable law or NYSE rules, cause each committee of the Board and, at Parent’s request, the board of each of the Company’s subsidiaries and its committees to include such number of persons designated by Parent as constitutes the same percentage of each committee or board as the CGEA Designees constitutes of the board of directors of the Company.

The Company will, upon Parent’s request, subject to the Company’s Certificate of Incorporation, promptly increase the size of the Board or exercise its best efforts to secure resignations of directors to enable the CGEA Designees to be elected to the Board as described above, and will cause the CGEA Designees to be elected consistent with the above.

Following the election or appointment of the CGEA Designees to the Board and prior to the Effective Time, the approval of a majority of the Independent Directors will be required to:

i. authorize any agreement between the Company or any of its subsidiaries, on the one hand, and Parent, the Offeror and any of their affiliates (other than the Company and any of its subsidiaries), on the other hand;

ii. amend or terminate the Merger Agreement on behalf of the Company;

iii. exercise or waive any of the Company’s rights or remedies under the Merger Agreement;

iv. extend the time for performance of Parent’s or the Offeror’s obligations under the Merger Agreement; or

v. take any other action by the Company in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement required to be taken by the Board of the Company.

INFORMATION CONCERNING PARENT’S NOMINEES
TO THE COMPANY’S BOARD OF DIRECTORS

Assuming the Offeror purchases a majority of the Common Stock pursuant to the Offer, Parent will exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the Board by requesting that the Company secure the resignations of four current directors of the Company and by nominating the following four people to the Company’s board of directors: Vipul Amin, Sameer Bhargava, Ashley Evans and Glenn A. Youngkin.

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of Parent’s nominees to the Company’s Board. The business address of each nominee is 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington DC 20004.

Parent and the Offeror have advised the Company that none of Parent’s nominees to the Company’s Board, listed below has, during the past five years, (i) been convicted in a criminal proceeding, (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. All nominees listed below are citizens of the United States. None of the nominees below is related to any other nominee or to any executive officer of the Company.

Name	Age	Present Principal Occupation and 5 Year Employment History

Vipul Amin	30	Since December 2006, Mr. Amin has served as Vice President at The Carlyle Group. From August 2004 to December 2006, Mr. Amin served as a Senior Associate at The Carlyle Group. From June 2004 to August 2004, Mr. Amin served as a Summer Intern at Rexnord, 1272 Dakota Drive, Grafton WI 53024. From July 2000 to July 2002, Mr. Amin served as an Associate at The Carlyle Group. Mr. Amin has never previously held any directorship positions.
Sameer Bhargava	32	Currently, Mr. Bhargava is the Vice President, Secretary, Treasurer and director of CGEA Investor, Inc. and CGEA Holdings, Inc. Since January 2007, Mr. Bhargava has served as Principal at The Carlyle Group. Mr. Bhargava held a director position at Dr. Pepper/Seven Up from approximately August 2005 to April 2006. From May 2003 to December 2006, Mr. Bhargava served as Vice-President at The Carlyle Group. From September 2000 until May 2003, Mr. Bhargava served as an Associate at Bain Capital, 111 Huntington Avenue, Boston, MA 02199.
Ashley Evans	27	Since August 2006, Ms. Evans has served as an Associate at The Carlyle Group. From April 2004 to July 2006, Ms. Evans served as an Analyst at Morgan Stanley, 1585 Broadway, New York, NY 10036. From September 2003 to April 2004, Ms Evans served as an Analyst at First Manhattan Consulting Group, 90 Park Avenue, New York, NY 10016. Ms. Evans has never previously held any directorship positions.

Name	Age	Present Principal Occupation and 5 Year Employment History

Glenn A. Youngkin	40	Currently, Mr. Youngkin is the President and director of CGEA Investor, Inc. and CGEA Holdings, Inc. Since January 2006, Mr. Youngkin has served as Managing Director, Global Head-Industrials, at The Carlyle Group. From January 2000 to December 2005, Mr. Youngkin served as Managing Director at The Carlyle Group, 57 Barclay Square, London, W1J 6ER United Kingdom. Mr. Youngkin currently holds directorship positions on the following boards: QinetiQ plc, Britax Childcare Holdings Limited, KEC Acquisitions Corporation and related entities (Kuhlman Electric Corporation), DBO Holdings, Inc. and related entities (John Maneely Company), Norfolk Academy Board of Trustees (non-profit), AlphaUSA (non-profit) and various Carlyle affiliated entities. Mr. Youngkin formerly held directorship positions on the boards of: American Bottling Holdings Inc and related entities, Dr. Pepper/Seven Up Bottling Group Inc and related entities, Forgings International Holdings Limited and related entities (Firth Rixson), Elgar Electronics, MPI Holdings LLC (EMPI), Imagitas, Inc., InSight Health Services Corporation, LSI Holdings Inc (Lear Siegler Services), RIVR Acquisition BV and related entities (Petroplus), 4Gas Holding BV and various Carlyle affiliated entities.

Parent and the Offeror have advised the Company that none of the CGEA Designees is currently a director of, or holds any position with, the Company. CGEA and the Offeror have advised the Company that none of the CGEA Designees or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein.

Current Board of Directors

To the extent the Board will consist of persons who are not CGEA Designees, the Board is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

There are no familial relationships among the current directors or officers of the Company. The names of the current members of the Board and certain information about them are set forth below:

Name	Age	Position

Thomas D. Karol	48	Chairman of the Board and Chief Executive Officer of the Company
Dale V. Kesler	68	Retired former Managing Partner, Arthur Andersen LLP, Dallas/Fort Worth
James E. Hall	71	Officer and Director of Chaparral Cars, Inc. and Partner of Condor Operating Company
Shauna R. King	49	Vice President of Finance and Administration of Yale University
Steven J. Demetriou	48	Chairman of the Board and Chief Executive Officer of Aleris International, Inc.
Michael L. McMahan	59	Independent Consultant
Richard A. Nowak	65	President and Chief Operating Officer of the Company

Thomas D. Karol was elected as the Company’s Chairman of the Board and Chief Executive Officer on March 31, 2002, upon Harold K. Work’s retirement from that position. Mr. Karol served as President and Chief Executive Officer of the Company beginning March 26, 2001. He also serves as a director and officer of all but one of the Company’s subsidiaries. Mr. Karol served as President of the Brinkman Hard Surfaces Division of Beaulieu of America from December 1999 until February 2001. He had served as Chief Executive Officer of Pro Group Holdings, Inc. for more than five years prior to December 1999, when Pro Group Holdings was purchased by Beaulieu. The Brinkman Hard Surfaces Division of Beaulieu manufactured and distributed various flooring products. Mr. Karol is a director of Information Retrieval Methods, Inc., a private concern. He has served on the Company’s Board since 1998. He chairs the Executive Committee of the Company’s Board of Directors.

Dale V. Kesler retired in 1996 from Arthur Andersen LLP, where he was Managing Partner of the Dallas/ Fort Worth office from 1983 to 1994. He began employment with Arthur Andersen in 1962 and became head of the Audit Practice at the Dallas office in 1973. In 1982, he moved to Arthur Andersen’s headquarters where he was responsible for strategic planning worldwide for the Audit and Business Advisory practice of Arthur Andersen. From August through November 2000, Mr. Kesler served as interim President and Chief Executive Officer of American Homestar Corporation during its search for a new CEO. He currently serves on the boards of directors of New Millennium Homes, Triad Hospitals, Inc., Cellstar Corporation and Aleris International, Inc., and serves on several committees and boards of various charitable and civic organizations. Mr. Kesler has served on the Board since 1998. He serves on the Company’s Audit Committee (Chairman), Compensation Committee, Corporate Governance Committee, Executive Committee, and Special Committee (Chairman).

For more than five years, James E. Hall has been President and a director of Chaparral Cars, Inc., which has built and operated cars for major national and international racing events, and Partner of Condor Operating Company, independent oil and gas operators. Mr. Hall is also a director and officer of Hall Racing, Inc. and Condor Aviation Company, Inc. Mr. Hall serves on the Audit Committee, Compensation Committee, the Corporate Governance Committee, and the Special Committee. He has served as a director since 1974.

Shauna R. King was appointed Vice President of Finance and Administration of Yale University effective June 1, 2006. Previously, she served as an independent consultant after serving in various management positions at PepsiCo for the previous seventeen years. From May 2000 to March 2003, she served as President and Global CIO of PepsiCo Shared Services, and in 2003 served in a special capacity as Chief Transformation Officer in which she was responsible for transforming PepsiCo into a more cohesive, unified company that would share similar business processes and common IT systems. Ms. King chairs the Company’s Compensation Committee and serves on its Audit Committee, Corporate Governance Committee, and Special Committee. She has served as a director since 2004.

Steven J. Demetriou became Chairman of the Board and Chief Executive Officer of Aleris International, Inc. on December 9, 2004 following the merger of Commonwealth Industries, Inc. and IMCO Recycling Inc. He was appointed President and Chief Executive Officer of Commonwealth in June 2004 after serving as a member of that company’s board of directors since 2002. Before joining Commonwealth in 2004, Mr. Demetriou was President and Chief Executive Officer of Noveon, Inc. since 2001. From 1999 to 2001 he was Executive Vice President of IMC Global Inc. and also served as President of IMC Crop Nutrients. Mr. Demetriou also currently serves on the boards of directors of OM Group, Inc. and the United Way of Northeastern Ohio. Mr. Demetriou is a member of the Company’s Audit Committee, Compensation Committee, Corporate Governance Committee, and Special Committee. He has served as a director since 2005.

Michael L. McMahan retired from Texas Instruments in May 2001 and is currently serving as an independent consultant to the wireless industry. During his last five years at Texas Instruments, Mr. McMahan served as the worldwide research & development director for TI’s Wireless Business Unit. He was elected as a TI Fellow in 1990. Mr. McMahan served on the President’s Export Council Subcommittee on Encryption, to which he was appointed in 2001. He was appointed and served on the Technical Advisory Board of SyChip until 2006 and currently is a member of the Board of Directors of the First Tee of Greater Austin, a central Texas non-profit. Mr. McMahan has served on the Board since 2001. He serves on the Company’s Corporate Governance Committee (Chairman), Audit Committee, Compensation Committee, Executive Committee, and Special Committee.

Richard A. Nowak was elected by the Board as President and Chief Operating Officer of the Company on March 31, 2002. From September 24, 2001 until his election as President and Chief Operating Officer, he served as Executive Vice President of the Company. Mr. Nowak also serves as President and Chief Operating Officer of each of the Elk Building Products subsidiaries and is a director and officer of all but one of the Company’s other subsidiaries. From December 1998 until December 2001, he also served as President and Chief Executive Officer of Elk Corporation of Dallas (now known as Elk Premium Building Products, Inc.) and each of its subsidiaries. Mr. Nowak serves as a director and as Chairman of the Executive Committee of the Asphalt Roofing Manufacturers Association and as a director for the Association of Graduates of the United States Military Academy, West Point, N.Y. He has served on the Board of Directors of the Company since 2001, and as a member of the Executive Committee.

Director Independence

Our Board of Directors provides guidance and strategic oversight to our management with the objective of optimizing shareholders’ returns on their investment in the Company. The Board intends to ensure that there is independent review and oversight of management, as well as approval of significant strategic and management decisions affecting the Company.

To this end, for many years a majority of our Board has consisted of non-employee directors. Currently, five of seven directors have been determined by our Board to be independent under NYSE rules and the ElkCorp Corporate Governance Guidelines. No less than annually, our Board of Directors makes an affirmative determination as to each director’s independence, based on directors’ responses to detailed questionnaires and director self reporting. The Board determines whether each director is free of a material relationship with the Company, its subsidiaries, affiliates or officers, other than his/her relationship as a director or Board committee member, and is otherwise independent. The Board confirms whether a director is disqualified from independence under applicable SEC or NYSE standards, and any other applicable laws, regulations, and rules. In addition, our Board makes a more subjective judgment whether the director is free of any other direct or indirect relationship with the Company or its subsidiaries that is reasonably likely to interfere with the director’s exercise of his or her independent judgment based on the corporate merits of a subject before the Board rather than extraneous considerations or influences.

In fiscal 2006, our Board determined that Directors Demetriou, Hall, Kesler, King and McMahan do not have any relationships with the Company other than their service as directors or Board committee members and are independent, and that Directors Karol and Nowak do not qualify as independent under applicable rules. Our independent directors have the opportunity to meet in closed session as part of each Board meeting.

Independent directors who serve on our Executive Committee act as facilitators for these closed sessions and rotate as the presiding director at these sessions.

Furthermore, the Board of Directors, as recommended by the Corporate Governance Committee, has adopted the ElkCorp Corporate Governance Guidelines published on our website at www.elkcorp.com. The Guidelines are intended to formalize certain elements of the Company’s commitment to sound corporate governance. Among other things, the Guidelines provide that directors are precluded from standing for election to the Board after their 70th birthdays and are required to retire from the Board at the end of the term during which such birthday falls.

Board Meetings

Regular meetings of the Board are scheduled throughout the year, and special meetings are held when required. The Board held eight meetings in fiscal 2006. In fiscal 2006, all directors then serving attended all Board meetings and more than seventy-five percent of the meetings of committees on which they served, in person or by conference telephone. Although we do not have a formal policy for director attendance at our annual meeting of shareholders, we encourage them to attend, and the meeting is scheduled in tandem with a regular Board meeting. For the past several years, all directors have attended our annual meeting of shareholders, except that Mr. Hall was prevented from attending the 2003 Annual Meeting of Shareholders in person because he was recovering from a recent surgery.

Communications with the Board

Shareholders and other interested parties may communicate directly with our Board of Directors, any Board committee, all independent directors, or any one director serving on the Board by sending written correspondence to the desired person or entity attention of the Company’s Secretary at ElkCorp, 14911 Quorum Drive, Suite 600, Dallas, Texas 75254.

Board Compensation

The Compensation Committee of our Board of Directors sets director compensation. As it did for executive compensation, the Committee engaged an independent third party compensation consultant to perform a marketplace compensation analysis. Similar to its approach with executive officers, the Committee sought to establish annual outside director fees at levels approximating the market 50th percentile, and the value of equity incentive compensation at a level benchmarked to the market 62nd percentile.

At current rates, each of our non-employee directors receives annual cash compensation of $45,000, a $5,000 annual retainer for service as the chair of either the Compensation or Corporate Governance Committees and $7,500 for service as the chair of the Audit Committee. Under the Company’s Deferred Compensation Plan, a director is able to elect annually to defer all or a portion of his or her director’s fees and to have such deferred fees earn returns tied to certain investment alternatives.

In addition, each non-employee director currently receives, on an annual basis, equity awards under our Equity Incentive Compensation Plan. In October 2006, the Company awarded each non-employee director options to purchase 2,965 shares of Common Stock at an exercise price equal to the fair market value of the shares at the date of grant and 1,635 shares of restricted stock. In addition, the Company awarded Mr. Hall, who has served on the Board since 1974 and who is expected to be retiring in 2007, an additional 3,835 shares of restricted stock. The options are immediately exercisable, have a ten-year term, and will be exercisable for a five-year period after termination of a director’s service due to death, disability or retirement after age 70, but are exercisable only for three months after termination of their service for any other reason; however, the options may never be exercised after their original expiration date. The restricted stock vests 100 percent three years after issuance with continued service as a director.

The members of the Special Committee have received or will receive additional cash compensation in consideration of the substantial additional time devoted to their service on the Special Committee, in the following amounts: for Mr. Kesler, the Chairman of the Special Committee, $85,000; for each other member of the Special Committee, $50,000.

A director who is also an employee of the Company is not entitled to any additional compensation for serving as a director.

EXECUTIVE OFFICERS

The Board of Directors designated the following persons as executive officers for the 2006 fiscal year:

	Period Served
Name	as Officer	Age	Position

Thomas D. Karol	5 years	48	Chairman of the Board and Chief Executive Officer
Richard A. Nowak	5 years	65	President and Chief Operating Officer
David G. Sisler	11 years	49	Senior Vice President, General Counsel and Secretary
Matti Kiik	5 years	65	Senior Vice President and Chief Technology Officer
Gregory J. Fisher	5 years	56	Senior Vice President, Chief Financial Officer and Controller
Curt A. Barker	1 year	50	Senior Vice President, Sales and Marketing
Leonard R. Harral	12 years	55	Vice President, Chief Accounting Officer and Treasurer
Glenn A. Gies	1 year	46	Vice President, Information Technology
Jan Jerger-Stevens	9 months	44	Vice President, Human Resources

All of the executive officers except Ms. Jerger-Stevens have been employed by ElkCorp or its subsidiaries in responsible management positions for more than the past five years. Mr. Barker and Mr. Gies were employed in responsible management positions at an ElkCorp subsidiary company for more than the past five years. Ms. Jerger-Stevens became Vice President, Human Resources of ElkCorp on April 17, 2006. For the prior two years, Ms. Jerger-Stevens was employed by Jacuzzi Brands, Inc. as Director of Human Resources. Previously, she spent nearly fourteen years with Ingersoll-Rand Company, including most recently four years as Vice President, Human Resources for its Specialty Equipment Business.

Officers are elected annually by the Board of Directors following the Annual Meeting of Shareholders.

CORPORATE GOVERNANCE

Organization of the Board of Directors and its Committees

Our Board of Directors has established the committees described below to assist it in discharging its responsibilities. Each of the committees, other than the Executive Committee, on which Mr. Karol and Mr. Nowak serve, is composed entirely of directors the Board has determined to be independent and “financially literate” under NYSE and SEC rules and the ElkCorp Corporate Governance Guidelines.

Audit Committee

The Audit Committee, which met seven times in fiscal 2006, is composed of Dale V. Kesler (Chairman), Steven J. Demetriou, James E. Hall, Shauna R. King, and Michael L. McMahan. The Board believes that Messrs. Demetriou and Kesler and Ms. King qualify as “financial experts” under Rule 10A-3 and Regulation S-K promulgated by the SEC. Mr. Kesler serves as a member of three other public company audit committees. In fiscal 2006, the Board considered Mr. Kesler’s board and committee service for other companies, and determined based on his time commitments, work ethic, experience and qualifications, including his financial expertise, that such service would not impair his ability to effectively serve on our Audit Committee and that he was an appropriate member of the Audit Committee, the Board and the other committees on which he serves.

The Audit Committee was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The Board chartered the Audit Committee to assist the Board in fulfilling its oversight responsibilities as to auditing, accounting and financial information the Company provides to any governmental body or the public. The

Audit Committee’s responsibilities are described in detail in its charter, which is published on our website at www.elkcorp.com. The Board has determined that the committee ordinarily will meet at least five times per year.

Compensation Committee

The Compensation Committee, which met four times in fiscal 2006, is composed of Ms. King (Chairperson) and Messrs. Demetriou, Hall, Kesler and McMahan. The committee reviews and recommends to the Board the compensation of the Company’s executive officers and, subject to ratification by the Board, makes grants of stock options, restricted stock or other awards under the Company’s Equity Incentive Compensation Plan. The committee’s duties are described in the Compensation Committee Charter, which is published on our website at www.elkcorp.com.

The Compensation Committee of the Board of Directors, which is governed by a charter that is published on the Company’s website, is responsible for providing advice and recommendations to the Board and establishing the policies which govern executive compensation programs of the Company. The Compensation Committee also establishes compensation for officers of the Company and makes grants of awards under the 2004 Amended and Restated ElkCorp Equity Incentive Compensation Plan (the “2004 Plan”). The Committee consists entirely of directors determined by the Board to be independent and free from interlocks with other companies’ boards of directors and compensation committees that could create conflicts of interest. In fiscal 2006, as in other recent years, the Committee utilized the services of an independent third-party compensation consultant to assist it in performing its responsibilities.

Corporate Governance Committee

The Corporate Governance Committee met six times in fiscal 2006. The Corporate Governance Committee consists of Messrs. McMahan (Chairman), Demetriou, Hall, Kesler and Ms. King. The purpose of the Corporate Governance Committee is to consider, report periodically and submit recommendations to the Board on all matters relating to the corporate governance of the Company, including without limitation the selection, qualification and nomination of director candidates. The Corporate Governance Committee’s responsibilities are described in detail in its charter, which is published on our website at www.elkcorp.com.

Executive Committee

The Board established the Executive Committee primarily to act upon urgent matters when our Board is not in session. As set forth in the ElkCorp Corporate Governance Guidelines, the Executive Committee will consist of the Chairman of the Board, Chief Executive Officer and President of the Company, if they serve on the Board, and an equal or greater number of independent directors. Through the quorum and unanimous vote requirements for Executive Committee action, the Board has ensured that each independent director on the Executive Committee in effect may veto any Executive Committee action or require that it be voted on by the full Board. There were no meetings of the Executive Committee in fiscal 2006. The Executive Committee consists of Messrs. Karol (Chairman), Kesler, McMahan and Nowak.

Special Committee

In September 2006, the Board established a Special Committee, consisting of all five of the Company’s independent, non-employee directors, to oversee the process of reviewing the Company’s strategic alternatives, including a possible merger or sale of the Company. The Special Committee consists of Messrs. Kesler (Chairman), Demetriou, Hall, McMahan and Ms. King.

Compensation Committee Interlocks and Insider Participation

During fiscal 2006, no member of our Compensation Committee was an officer (or former officer) or employee of the Company or its subsidiaries. No ElkCorp director or executive officer had a relationship with ElkCorp or any other company during fiscal 2006 that the SEC defines as a compensation committee interlock that should be disclosed to shareholders.

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors, which is governed by a charter that is published on the Company’s website, is responsible for providing advice and recommendations to the Board and establishing the policies which govern executive compensation programs of the Company. The Committee also establishes compensation for officers of the Company and makes grants of awards under the 2004 Amended and Restated ElkCorp Equity Incentive Compensation Plan (the “2004 Plan”). The Committee consists entirely of directors determined by the Board to be independent and free from interlocks with other companies’ boards of directors and compensation committees that could create conflicts of interest. In fiscal 2006, as in other recent years, the Committee utilized the services of an independent third-party compensation consultant to assist it in performing its responsibilities.

Our Philosophy

Our philosophy, and the Board’s philosophy, is to offer key executive officers a competitive compensation package that is tied to the performance and contribution of the executive, as well as the overall success of the Company. The Company directly links executive and shareholder interests through equity-based plans and plans that reward the executive when the Company achieves specific operating results. We intend to motivate and reward executives for performance that enhances shareholder value, and to retain executives who are critical to the long-term success of the Company. The Committee and Board seek an appropriate balance between short- and long-term incentives in reviewing and approving compensation programs and individual compensation awards.

Key Elements of Executive Compensation

In fiscal 2006, the key elements of compensation the Company paid to its executives were base salary, cash profit-sharing awards made in the form of dollar-denominated performance units, restricted stock grants, performance stock awards, stock options, and, as to executives who were not ElkCorp executive officers, stock loans under the Company’s Stock/ Loan Plan. The Company intends for each element of compensation to provide a distinct set of incentives to the executive.

• Base Salary

The Committee approves and recommends ratification to the Board of base salaries of the Company’s executive officers. We base our determination on our subjective evaluation of whether the proposed base salary is appropriate in relation to salaries in the Company’s compensation peer group for the equivalent position and to the executive’s individual performance.

Prior to approving salaries for fiscal 2006 and recommending ratification to the Board, we reviewed a survey of competitive salaries paid by other companies in the Company’s compensation peer group. Our independent consulting firm developed the survey. Our independent compensation consultants selected our peer group from their database of companies with revenues comparable to the Company’s. The Company used the survey data to establish the range of compensation for each executive, with the mid-point in that range being close to the median salary for the executive’s position within the compensation peer group. The executive’s progress in the applicable salary rate range generally depends upon their individual skills, abilities and performance.

We also reviewed the Company’s annual performance evaluations for its executive officers. The executive officer’s immediate superior completed this annual performance review based on their evaluation of the executive’s achievement of individual strategic and operational goals, and fulfillment of established position requirements and expectations. The Committee conducted the evaluation of the Chairman of the Board and Chief Executive Officer and of the President and Chief Operating Officer by obtaining a performance review from their direct reports in addition to the Committee’s and Board’s own evaluations. None of the evaluations contained specific weighting of factors for determining overall job performance, but did contain numerical grading of the executive’s performance as to each “quality requirement,” a goal established for that executive at the beginning of the fiscal year as part of the Company’s strategic planning.

• Cash Profit-Sharing

We believe that a significant portion of annual compensation for each executive officer should be linked solely to the Company’s short-term financial performance. Accordingly, in fiscal 2006 the Company made profit-sharing payments structured as dollar-denominated performance unit awards under the 2004 Plan. These awards resulted in payouts of quarterly cash profit-sharing bonuses when the Company achieved operating income that brought its return on equity within a specified percentile range of returns generated by other NYSE companies. Management, the Committee and the full Board each certifies the Company’s actual quarterly performance versus the threshold, target and maximum levels established at the beginning of the fiscal year for profit-sharing purposes.

Under the Company’s profit-sharing plan, each officer and eligible employee is assigned a “profit-sharing percentage” that is recommended by the Company and approved by the Committee based on a subjective evaluation of the executive’s position with the Company and potential to impact Company performance. The Compensation Committee also approves, subject to Board ratification, return on equity (ROE) bands equal to specific percentiles of the ROE of other NYSE companies over the previous three years. For fiscal 2006, it approved three performance bands: a minimum threshold ROE (ROE(Min)) equal to the 32nd percentile of NYSE companies, a target ROE (ROE(Target)) equal to the 68th percentile of NYSE companies, and a maximum ROE (ROE(Max)) equal to the 84th percentile of NYSE companies. The ROE was converted to equivalent operating income before profit-sharing payments for purposes of profit-sharing calculations for ElkCorp and each operating subsidiary. We generally exclude asset write-downs and gains and losses from extraordinary transactions from the calculation of operating income for profit-sharing purposes, but not operating income or losses from discontinued operations, based on what results are within the reasonable control of the Company’s management.

If ROE(Min) for the fiscal year is not met, no cash profit-sharing will be paid. If ROE(Target) is met for the fiscal year, the annual cash profit sharing amount is equal to the executive’s annual salary multiplied by his or her profit sharing percentage. If ROE(Max) is met or exceeded, the annual cash profit sharing amount is equal to the executive’s annual salary multiplied by twice his or her profit-sharing percentage. Payments are prorated for performance between ROE(Min) and ROE(Max), according to the percentage beyond ROE(Min) of ROE(Target) achieved, or percentage beyond ROE(Target) of ROE(Max) achieved, as applicable. The annual cash profit-sharing amount is paid in quarterly “progress” installments, but payments for performance above target are not paid until after the end of the fiscal year.

For fiscal 2006, in accordance with its ROE performance of 16.8 percent, the Company made cash profit-sharing payments to its executive officers at 131.05 percent of target.

• Long-term Incentive Compensation

In fiscal 2006 the Committee engaged an independent third party compensation consultant to perform a marketplace compensation analysis and issue recommendations. The consultant recommended and the Committee determined that it would be in the best interests of the Company and its shareholders to continue its long-term compensation program first established in fiscal 2004 and 2005. The Committee decided to continue to maintain annual salary and bonus opportunity at levels approximating the market 50th percentile, and levels of long-term incentive compensation benchmarked to the market 62nd percentile, with the same mix of vehicles utilized in fiscal 2005 to provide that long-term compensation to executive officers. Further, our Compensation Committee maintained its existing stock ownership retention guidelines for our directors and officers, which provides that each individual director and officer is expected to retain no less than fifty percent, on an after-tax basis, of the Common Stock they acquire by way of equity incentive compensation awards. This guideline applies to all awards made from and after fiscal 2005, and will be enforced through the Committee’s potential reduction of future awards if an officer is out of compliance with the retention requirement.

Since shareholder approval of the 2004 Plan, the Committee has made and the Board has ratified awards to executive officers of a combination of options vesting over three years and performance stock on a three-year performance cycle. No payouts will occur for those performance stock awards until the end of the respective three-year performance cycles, and then only if performance warrants the payout by exceeding the minimum “threshold” performance measures we approved as part of the awards, as described below under “Performance Stock.” New performance cycles have been established so that the ends of such cycles will be “laddered” going forward.

• Stock Loans/ Restricted Stock

During fiscal 2006, the Company continued to maintain its Stock/ Loan Plan for more limited purposes than it was used historically. Under the Stock/ Loan Plan, the Company granted to certain key employees other than executive officers of ElkCorp the right to obtain a loan from the Company, the proceeds of which must be used to purchase the Company’s Common Stock or applied to recent Company stock purchases. Since April 2002, the Company has not made stock loans to ElkCorp’s executive officers. As a result of the Sarbanes-Oxley Act of 2002, which contained broad personal loan prohibitions, the Stock/ Loan Plan is no longer a viable benefit program for these executive officers. In fiscal 2006, the Committee continued its modified practice of awarding restricted stock grants, under the 2004 Plan and its predecessor plan, in place of stock loans to ElkCorp executive officers. These awards had a value substantially equivalent to the value of the stock loans they would have received but for the prohibition. Accordingly, at the end of each fiscal quarter in which profit-sharing occurs, an ElkCorp officer will be entitled to a restricted stock award with a value equal to a specific percentage of the cash profit-sharing payment he or she receives for the same quarter. The value of the restricted stock award is divided by the then market price of the stock (with no discount for restrictions) to derive the number of shares of restricted stock awarded for the quarter. Fiscal 2006 restricted stock awards will vest ratably over five years with continued service to the Company or its subsidiaries.

Like cash profit-sharing bonuses, restricted stock grants depend upon the Company’s achievement of short-term earnings targets. By operation of its formula, the Company makes larger restricted stock grants the better its short-term operating earnings. As with profit-sharing, restricted stock awards are not made if short-term operating earnings do not attain the threshold level. Unlike the case with cash profit-sharing bonuses, however, the executive will realize a benefit that also varies according to long-term factors service to the Company, which is necessary for vesting to occur, and increases in shareholder value over the period the executive holds Company restricted stock.

• Stock Options

In fiscal 2006, we made awards of incentive and nonqualified stock options to Company executives under the predecessor plan to the 2004 Plan. These awards were ratified by the Board. The value of restricted stock awards that will be made for the fiscal year if the Company achieves target performance is deducted from an officer’s total long-term incentive compensation award value, and the remainder of the long-term incentive compensation award value is split 25/75 between stock options and performance stock. As a result, Company officers received 25 percent of their fiscal 2006 long-term incentive compensation award value (net of restricted stock opportunity assuming target performance, as described above) in the form of stock options. We use the Black-Scholes option pricing model as part of a calculation of the number of option shares with the intended value. Stock options we awarded to executives in fiscal 2006 will have a ten-year term and become exercisable ratably over three years of continued service to the Company or its subsidiaries, with an option price equal to the market value on date of grant.

• Performance Stock

Performance stock consists of shares of Common Stock issued to executive officers only if and when the Company achieves pre-defined performance for the defined performance cycle. Company officers received 75 percent of their fiscal 2006 long-term incentive compensation award value (net of restricted stock opportunity assuming target performance, as described above) in the form of performance stock award agreements. The performance stock award agreements issued in fiscal 2006 contained a three-year performance cycle ending June 30, 2008. Payouts of Common Stock pursuant to those awards will range from none to 150 percent of the target number of shares, depending on the performance of the Company. If the Company achieves less than the defined “threshold” performance for that performance cycle, there will be no stock distributed to the executive under that award. If we achieve the defined “target” level of performance, we would make payouts equal to the target number of shares. If the Company exceeded the target level of performance, payouts would exceed the target number of shares, up to a maximum payout of 150 percent of the target number of shares, depending on the increment beyond target performance achieved.

Although the Committee has the flexibility under the 2004 Plan to adjust performance measures in the future, its fiscal 2006 awards were performance stock in the form of shares of Common Stock earned 70 percent based on the Company’s return on beginning equity (ROE) relative to the NYSE and 30 percent based on the Company’s total shareholder return (TSR), or stock price appreciation plus dividends, relative to the NYSE. The Committee utilized historical NYSE ROE performance for the three-year period preceding the beginning of the performance cycle in establishing standards of ROE performance for that cycle. TSR of the Company will be measured relative to the NYSE over the performance cycle. For ROE and TSR awards both, the threshold for payout is the 50th percentile of NYSE companies for the measurement period, the target payout will be earned at performance equal to the 62nd percentile and the maximum payout will be earned if the Company achieves the 84th percentile or greater. Performance and payouts based on ROE will be independent of performance and payouts based on TSR.

Other Compensation

We also believe that to retain high quality executive talent, the Company must maintain a competitive package of compensatory employee benefit and welfare plans. The Company’s executives currently are eligible to participate in the Company’s 401(k) plan, employee stock ownership plan, a deferred compensation plan and other employee benefit and welfare programs that are generally available to employees. The Company establishes these programs based primarily on its subjective evaluation of competitive practices at similar companies who compete with the Company for personnel.

Summary of Factors Influencing Compensation for Fiscal 2006

The table below summarizes the performance and other factors directly influencing the amounts of the Company’s executive compensation for fiscal 2006:

Factors Directly Influencing Amounts of Executive Compensation
		Short-Term		Continued
	Competitive	Performance		Service	Long-term Increases
	Practices	Individual	Company	to Company	in Shareholder Value

Base Salary	X	X
Profit-sharing Bonuses	X		X
Stock Loans/ Restricted Stock	X		X	X	X
Stock Options	X			X	X
Performance Stock	X		X	X	X
Other	X			X	X

Although base salary and cash profit-sharing bonuses are directly linked to short-term individual and Company performance, respectively, rather than long-term increases in shareholder value, many short-term performance goals are part of the Company’s long-term strategic plan, which is designed to result in long-term increases in shareholder value.

CEO Compensation

We approve and recommend the CEO’s compensation to the Board, with each component determined according to the criteria described above. In fiscal 2006, the Committee evaluated Mr. Karol’s performance utilizing a review by the Board and Mr. Karol’s direct reports. The Committee also evaluated competitive compensation data developed by its independent compensation consultant.

We believe that Mr. Karol’s salary is competitive in relation to salaries of chief executive officers within the Company’s compensation peer group.

Mr. Karol’s cash profit-sharing bonus and restricted stock awards in fiscal 2006 were calculated using the application of a formula to a target amount as described above in the Cash Profit-Sharing section of this report. His cash profit-sharing percentage in fiscal 2006 was 70 percent of salary and his restricted stock percentage was 60 percent of cash profit-sharing.

In fiscal 2006, we applied the ordinary methodology in determining Mr. Karol’s long-term incentive compensation, which was made 75 percent in the form of performance stock and 25 percent in the form of stock option awards, after deducting his target opportunity to earn restricted stock in fiscal 2006 from the total dollar value of fiscal 2006 long-term incentive compensation approved for Mr. Karol.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code limits the deductibility of compensation paid to the named executive officers to $1 million per officer in any one year. Compensation which qualifies as performance-based compensation is not taken into account for purposes of this limitation. The Company intends to take the position that all compensation paid during fiscal year 2006, including amounts associated with the Company’s Equity Incentive Compensation Plan, is deductible for federal income tax purposes. Should the compensation level of any named executive officer exceed $1 million for purposes of Internal Revenue Code Section 162(m), the Committee and Board will determine whether such compensation is appropriate, but may be influenced by factors other than full tax deductibility.

ElkCorp Compensation Committee
Shauna R. King, Chair
Stephen J. Demetriou
James E. Hall
Dale V. Kesler
Michael L. McMahan

As of September 7, 2006

Performance Graphs

The graphs below compare the cumulative total shareholder return on our Common Stock, including reinvestment of dividends, for the last five and ten fiscal years with the cumulative total return of the Russell 2000 Stock Index and the Dow Jones Building Materials Index over the same periods.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG ELKCORP, THE RUSSELL 2000 INDEX
AND THE DOW JONES US BUILDING MATERIALS & FIXTURES INDEX

	Cumulative Total Return
	6/01	6/02	6/03	6/04	6/05	6/06
ElkCorp	100.00	136.28	113.35	121.53	145.97	142.85
Russell 2000	100.00	91.33	89.83	119.80	131.12	150.23
Dow Jones US Building Materials & Fixtures	100.00	107.69	98.71	137.00	168.18	183.93

*	$100 INVESTED ON 6/30/01 IN STOCK OR INDEX — INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JUNE 30.

COMPARISON OF 10 YEAR CUMULATIVE TOTAL RETURN*
AMONG ELKCORP, THE RUSSELL 2000 INDEX
AND THE DOW JONES US BUILDING MATERIALS & FIXTURES INDEX

	Cumulative Total Return
	6/96	6/97	6/98	6/99	6/00	6/01	6/02	6/03	6/04	6/05	6/06
ElkCorp	100.00	154.76	212.36	371.12	295.16	262.86	358.21	297.94	319.45	383.69	375.49
Russell 2000	100.00	116.33	135.53	137.56	157.27	158.30	144.57	142.20	189.64	207.56	237.81
Dow Jones US Building Materials & Fixtures	100.0	129.72	163.67	162.57	114.80	134.47	144.81	132.74	184.23	226.15	247.34

*	$100 INVESTED ON 6/30/96 IN STOCK OR INDEX — INCLUDING REINVESTMENT OF DIVIDENDS. FISCAL YEAR ENDING JUNE 30.

The preceding graphs are presented in accordance with SEC requirements. You are cautioned against drawing any conclusions from this information, as past results do not necessarily indicate future performance. The graphs in no way reflect a forecast of future financial performance.

Despite any statement in any of our filings with the SEC that might incorporate part or all of any future filings with the SEC by reference, the Compensation Committee Report and performance graphs included with this proxy statement are not incorporated by reference into any such filings.

Summary Compensation Table

The following table contains information about the compensation for the last three fiscal years of each person who served as chief executive officer during fiscal 2006 and each of the four other most highly compensated executive officers of ElkCorp (referred to below as the named executive officers), based on salary and bonus for fiscal 2006.

				Long-term Compensation Awards
					Securities
					Underlying
Name and Principal	Fiscal	Annual Compensation		Restricted	Stock Options		All Other
Position(a)	Year	Salary	Bonus(b)	Stock ($)(c)	(# of Shares)(d)	Payouts(e)	Compensation(f)

Thomas D. Karol	2006	$627,000	$575,178	$345,074	35,550	—	$119,030
	2005	615,000	674,163	1,435,578	31,803	—	87,661
	2004	565,000	379,782	189,858	135,500	—	68,955
Richard A. Nowak	2006	$464,000	$364,843	$182,490	21,447	—	$79,749
	2005	435,000	408,276	792,530	17,028	—	71,026
	2004	400,000	224,060	112,190	94,185	—	61,914
Gregory J. Fisher	2006	$264,922	$138,873	$55,558	4,674	—	$37,850
	2005	236,640	148,231	186,051	3,672	—	32,100
	2004	208,104	86,261	34,646	16,000	—	29,757
Matti Kiik	2006	$233,398	$116,229	$46,422	4,044	—	$34,052
	2005	226,600	134,845	200,329	4,239	—	34,185
	2004	220,000	93,657	37,437	16,000	—	33,947
David G. Sisler	2006	$261,389	$130,169	$50,744	4,350	—	$37,733
	2005	226,022	130,962	200,235	4,278	—	31,680
	2004	221,048	91,627	36,766	16,000	—	31,102

(a)	Capacities in which each named executive officer served during the last fiscal year:

Thomas D. Karol	Chairman of the Board and Chief Executive Officer
Richard A. Nowak	President and Chief Operating Officer
Gregory J. Fisher	Senior Vice President, Chief Financial Officer and Controller
Matti Kiik	Senior Vice President, Research and Development
David G. Sisler	Senior Vice President, General Counsel and Secretary

(b)	Bonus amounts in the summary compensation table were paid under the 2004 Amended and Restated ElkCorp Equity Incentive Compensation Plan (2004 Plan).

(c)	Number of shares multiplied by closing market price on date of grant. Restricted stock awards are shown above in the fiscal year they were earned, but some of the above grants were made in the quarter following that in which they were earned. The awards shown in the summary compensation table were made under the 2004 Plan for fiscal 2006. Portions of the grants shown for fiscal 2005 are “bridge cycle” grants made to transition from the Company’s former long-term incentive compensation program to the current program, by providing incentive pay over the three-year period from the commencement date of the new program to the end of the first three-year performance cycle of performance stock awards. Other grants were made in substitution for new loans to named executive officers under the Stock/ Loan Plan, which were discontinued during fiscal 2003. Restricted stock grants made in lieu of stock loans under the Company’s Stock/ Loan Plan vest in 20 percent increments over five years, and “bridge cycle” restricted stock grants vest in 33 1/3 percent increments over three years, with continued service to the Company. All restricted stock grants are thus subject to a risk of forfeiture. Any dividends payable on our Common Stock will be paid on all shares of restricted stock reflected in the table, and all shares of restricted stock may be voted by the grantee, whether the shares are vested or unvested. As of June 30, 2006, the aggregate number of shares of unvested restricted stock held by the named executive officers, and the dollar value of such shares, was as follows: Mr. Karol, 31,851 shares ($884,502); Mr. Nowak, 22,993 shares ($638,516); Mr. Fisher, 6,430 shares ($178,561); Mr. Kiik, 6,633 shares ($184,198); and Mr. Sisler, 6,445 shares ($178,978).

(d)	See the table below entitled “Option Grants in Fiscal 2006” for further information concerning fiscal 2006 option grants.

(e)	In fiscal 2006, the Company made performance stock awards for which payouts cannot occur before fiscal 2009, and then only if the Company achieves defined return-on-equity or total shareholder returns for a three-year performance cycle beginning July 1, 2005 and ending June 30, 2008. See “Long-term Incentive Plans — Awards in Fiscal 2006” below.

(f)	Amounts in this column represent contributions by the Company to the ElkCorp Employees’ 401(k) Savings Plan and Employee Stock Ownership Plan, prior years’ loans forgiven under the Stock/ Loan Plan (discontinued for executive officers in fiscal 2003) and supplemental retirement benefits summarized as follows:

Company Contributions to Employees’ 401(k) Savings Plan and Employee Stock Ownership Plan:

	Year Ended June 30,
Name	2006	2005	2004

Thomas D. Karol	$14,700	$14,350	$14,000
Richard A. Nowak	14,700	14,350	14,000
Gregory J. Fisher	14,700	14,350	14,000
Matti Kiik	14,700	14,350	14,000
David G. Sisler	14,700	14,350	14,000

Loans Forgiven Under the Stock/Loan Plan:

	Year Ended June 30,
Name	2006	2005	2004

Thomas D. Karol	$14,108	$14,108	$14,108
Richard A. Nowak	9,541	20,944	24,514
Gregory J. Fisher	4,415	8,255	10,995
Matti Kiik	4,993	10,384	13,952
David G. Sisler	4,635	8,203	11,099

Supplemental Retirement Benefits Contributed:

	Year Ended June 30,
Name	2006	2005	2004

Thomas D. Karol	$90,222	$59,203	$40,847
Richard A. Nowak	55,508	35,732	23,400
Gregory J. Fisher	18,735	9,495	4,762
Matti Kiik	14,359	9,451	5,995
David G. Sisler	18,398	9,127	6,003

Long-term Incentive Plans — Awards in Fiscal 2006

	Number of		Estimated Future Payouts
	Shares,	Performance or	under Non-Stock Price-Based Plans
	Units or Other	Other Period Until	Threshold	Target	Maximum
Name	Rights (#)(1)	Maturation or Payout	(# of Shares)(2)	(# of Shares)(2)	(# of Shares)(2)

Thomas D. Karol	TSR	7/1/2005 - 6/30/2008	0	33,830	50,745
	ROE	7/1/2005 - 6/30/2008	0	14,500	21,750
Richard A. Nowak	TSR	7/1/2005 - 6/30/2008	0	20,410	30,615
	ROE	7/1/2005 - 6/30/2008	0	8,750	13,125
Gregory J. Fisher	TSR	7/1/2005 - 6/30/2008	0	4,450	6,675
	ROE	7/1/2005 - 6/30/2008	0	1,900	2,850
Matti Kiik	TSR	7/1/2005 - 6/30/2008	0	3,850	5,775
	ROE	7/1/2005 - 6/30/2008	0	1,650	2,475
David G. Sisler	TSR	7/1/2005 - 6/30/2008	0	4,140	6,210
	ROE	7/1/2005 - 6/30/2008	0	1,770	2,655

(1)	Number of shares is variable as described in footnote 2 below.

(2)	Fiscal 2006 awards were performance stock in the form of agreements for contingent issuance of shares of Common Stock, earned 70 percent based on the Company’s return on beginning equity (ROE) relative to the NYSE and 30 percent based on the Company’s total shareholder return (TSR), or stock price appreciation plus dividends, relative to the NYSE. The Compensation Committee utilized historical NYSE ROE performance for the three-year period preceding the beginning of the performance cycle in establishing standards of ROE performance for that cycle. TSR of the Company will be measured relative to the NYSE over the performance cycle. For ROE and TSR awards both, the threshold for payout is the 50th percentile of NYSE companies for the measurement period, the target payout will be earned at performance equal to the 62nd percentile and the maximum payout will be earned if the Company achieves the 84th percentile or greater. Payouts for performance between threshold and target, or between target and maximum, will be a prorated number of shares between the applicable levels in the above table. No payouts will be made for performance less than or equal to threshold. Performance and payouts based on ROE will be independent of performance and payouts based on TSR.

Option Grants in Fiscal 2006

	Individual Grants
	Number of	% of Total			Potential Realizable Value
	Securities	Options			at Assumed
	Underlying	Granted to	Exercise or		Annual Rates of Stock Price
	Options	Employees in	Base Price per	Expiration	Appreciation for Option Terms(c)(d)
Name	Granted(a)	Fiscal 2006	Share(b)	Date	5%	10%

Thomas D. Karol	35,550	45.3%	$28.39	06/30/2015	$634,721	$1,608,508
Richard A. Nowak	21,447	27.3%	28.39	06/30/2015	$382,922	$970,398
Gregory J. Fisher	4,674	6.0%	28.39	06/30/2015	$83,451	$211,481
Matti Kiik	4,044	5.1%	28.39	06/30/2015	$72,203	$182,976
David G. Sisler	4,350	5.5%	28.39	06/30/2015	$77,666	$196,822
All Shareholders	N/A	N/A	N/A	N/A	$365,297,411	$925,735,357

(a)	Options become exercisable 33 1/3 percent per year on the first through the third anniversary dates of the grant. Options granted were for a term of ten years, subject to earlier termination upon certain terminations of employment. Upon the optionee’s death, permanent and total disability, retirement after age 62 or a change in control of the Company, all options reflected in this table would become immediately exercisable.

(b)	All options reflected in this table were granted at market value at date of grant. The exercise price may be paid in cash, delivery of already owned shares or a combination of cash and shares.

(c)	Gains are reported net of the option exercise price, but before any taxes associated with the exercise. These gains are calculated based on the stated assumed compounded rates of appreciation as set by the SEC for disclosure purposes. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock and overall stock market conditions, as well as the option holder’s continued employment through the period over which options become exercisable in increments. The amounts reflected in this table may not be achieved.

(d)	The potential realizable value for all shareholders on Common Stock is calculated over a period of ten years, based on (i) a beginning stock price of $28.39, the exercise price of the option grants reflected in this table, and (ii) the number of outstanding shares on June 30, 2006. These gains may not be achieved.

Aggregated Option Exercises During Fiscal 2006 and Values at June 30, 2006

The following table contains information about ElkCorp stock options that the named executive officers exercised during fiscal 2006, and the number and aggregate dollar value of stock options that named executive officers held at the end of fiscal 2006. In accordance with SEC rules, values are calculated by subtracting the total exercise price from the fair market value of the underlying Common Stock, which is deemed to be $27.77 per share, the closing price of the Common Stock on the NYSE on June 30, 2006.

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-the-Money Options
	Acquired on	Value	Options at Fiscal Year-End		at Fiscal Year-End
Name	Exercise	Realized*	Exercisable	Unexercisable	Exercisable	Unexercisable

Thomas D. Karol	—	—	121,949	104,283	$610,521	$310,935
Richard A. Nowak	11,340	$245,586	159,409	115,145	780,641	400,427
Gregory J. Fisher	1,500	22,345	43,296	23,033	222,186	75,414
Matti Kiik	15,220	220,475	26,633	23,470	51,229	79,363
David G. Sisler	—	—	63,953	25,105	323,872	85,002

*	Market value of underlying securities at exercise date minus the exercise price, not reduced for taxes, if any, payable upon exercise.

Stock/Loan Balances

The named executive officers have outstanding loans from the Company under the Stock/Loan Plan described in the Compensation Committee Report included with this Information Statement. Participation in the Stock/Loan Plan was discontinued for all ElkCorp executive officers effective July 30, 2002, but then existing loans remained outstanding in accordance with their terms. Stock/Loans bear interest at a rate equal to the applicable mid-term federal rate established by the Internal Revenue Service. Such loans, including interest, are forgiven in increments with employees’ continued service to the Company or its subsidiaries. No named executive officer had a loan balance of $60,000 or more at any time in fiscal 2006, or thereafter.

Equity Compensation Plan Information

The following table presents information as of June 30, 2006 with respect to compensation plans under which equity securities were authorized for issuance by the Company.

Number of Securities
	Number of Securities		Remaining Available for
	to be Issued	Weighted-Average	Future Issuance Under
	upon Exercise of	Exercise Price of	Equity Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan category	Warrants and Rights	Warrants and Rights	Reflected in Column(a))
	(a)	(b)	(c)

Equity compensation plans approved by security holders:
Incentive Stock Option Plan(1)	887,486	$23.19	0
Equity Incentive Compensation Plan(2)	535,872	$23.79	359,053
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,423,358	$23.41	359,053

(1)	Represents the 1998 Elcor Corporation Incentive Stock Option Plan and the incentive stock option plan it restated.

(2)	Represents the 2004 Plan and the equity incentive compensation plan it restated.

Change-in-Control (Severance) Agreements

ElkCorp has entered into severance agreements with certain officers and employees, including each of the named executive officers. Elk Corp intends for the agreements to protect the Company and its shareholders, as well as these officers and employees, in the event of a threatened or actual change in control of the Company. The agreements are designed to reinforce these officers’ and employees’ dedication to the Company’s best interests before and after such a transaction, and would reduce the likelihood that these officers and employees would leave the Company prematurely. In structuring and deciding upon the level of benefits, the Compensation Committee and Board utilized, among other things, a survey prepared by the Company’s outside counsel of competitive practices within the Company’s peer group based on public filings.

The agreements provide for severance benefits upon certain terminations of employment within three years after a change in control of the Company. Change in control events under the employment agreements include:

•	the acquisition of 40% or more of the Company’s outstanding voting securities;

•	certain mergers or consolidations;

•	the approval by the Company’s shareholders of a plan of dissolution or liquidation;

or

•	certain sales or transfers of 67% or more of the fair value of the Company’s operating assets or earning power.

Under the agreements, if the officer’s or employee’s employment with the Company or its subsidiary is terminated within three years of a change in control under certain circumstances, the officer or employee will be entitled to receive a lump-sum severance payment equal to two times (except for Messrs. Karol and Nowak who would receive 2.99 times) the highest annual cash compensation they received in any calendar year during the three-year period immediately preceding termination, plus all outstanding loans under the Company’s Stock/Loan Plan would be forgiven in full. In addition, under the agreements, for a period of two years following a change in control (three years for Messrs. Karol and Nowak), the officers and employees would be entitled to medical, disability and life insurance coverage at a cost to the officer or employee of no more than 120% of the amount the officer or employee paid for such benefits immediately prior to the change in control. Finally, in the event that an officer or employee would be subject to the so-called “golden parachute” excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended, the officer or employee would be paid an additional amount such the officer or employee would be placed in the same after-tax position as if no excise tax had been imposed. Immediately prior to a change in control, all amounts payable under the agreements must be deposited in an escrow account.

Nomination of Directors

Our Corporate Governance Committee, made up entirely of independent directors as defined by NYSE standards, is charged with the responsibility to determine and recommend to the Board the size and composition of the Board, and to find, interview and recommend the nomination of individuals for election to the Board. At a minimum, our Corporate Governance Committee believes that any nominee it recommends should be financially literate and otherwise qualified by education or experience and, in the case of non-management nominees, independent. Beyond that, late in fiscal 2003, the Committee developed a matrix of desired business experience, qualifications, and characteristics that we should seek on our Board, with emphasis on dimensions that would be important in overseeing the Company’s specific strategies and operations. Current directors’ attributes were analyzed in this matrix, and from that the Committee developed the desired strengths and attributes of additional directors who would add synergies and diversity to the existing Board.

In developing recommended nominees, the Corporate Governance Committee also has access to the information developed by each Board committee in its annual performance self-assessment, and information developed by the Compensation Committee in assessing the performance of the full Board in conjunction with its annual determination of outside director compensation. Formal annual Board performance assessments commenced in fiscal 2005. Currently, the Board and each Committee performs its self-evaluation without evaluating individual members.

If a nominee becomes unavailable for election due to unforeseen circumstances (such as death or disability), our Board may either reduce the number of directors or substitute another person for the nominee, in which event the shares voted for the unavailable nominee will be voted for the substitute nominee.

Shareholder Nominations

Our Corporate Governance Committee will consider shareholder-recommended candidates for potential nomination to the Board if such candidates are independent, financially literate, and otherwise qualified to serve by education and experience. To obtain consideration by the Committee, any such candidate must be submitted in writing as described in the previous paragraph, along with complete background information, at a date not less than 270 days before the date of the scheduled annual meeting of shareholders. Information about the candidate that must be contained in the notice suggesting a potential candidate to the Corporate Governance Committee includes, without limitation, his/her name, age, business and residence addresses, principal occupation or employment, number of shares of the Company’s Common Stock owned as of the date of the notice, and any information that would be required to be disclosed under Regulations 13D and 13G under the Exchange Act. Information about the shareholder suggesting the potential candidate that must be contained in the notice includes, without limitation, his/her/its name and address as they appear in our stock transfer and registration records, and like information for each other shareholder known by the suggesting shareholder to be supporting the candidate. Although we can give no assurance that any such candidate will be recommended for nomination by the Committee or nominated by the Board of Directors, the Committee prefers that shareholders use this opportunity, rather than direct nominations, to enable it to apply the same review process as is applied to Committee-generated candidates.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors, executive officers and 10 percent shareholders are required to file with the SEC and the NYSE reports of ownership and changes in ownership in their holdings of Company Common Stock. Based on an examination of these reports and on written representations provided to the Company, we believe that such persons filed all such reports on time in fiscal 2006.

Code of Conduct

Since May 1979, we have maintained General Policy D-2, a code of conduct requiring directors, officers and employees to comply with laws, conduct themselves ethically and avoid improper conflicts of interest, gifts, corporate loans and political contributions. Annually, we require our employees to report to our internal auditor on their compliance with the code of conduct. The current version of the code of conduct, which have Board and Audit Committee approval, is published on our website at www.elkcorp.com.

Ethics in Financial Reporting

To supplement the code of conduct that binds each of our directors, officers and employees, we have obtained a formal written commitment from each Company financial officer and its chief executive officer to abide by a code of ethics setting forth standards of ethical conduct for the preparation and review of the Company’s financial statements and reports. This code is published on our website at www.elkcorp.com, and has received the review and approval of our Board and Audit Committee.

We also have retained an independent third party to maintain a toll-free confidential “hot-line” for employees to report any accounting or auditing concerns they may have. Any such concerns are reported by the third-party agency directly to the Company’s General Counsel, without identifying the reporting employee and without screening any accounting or auditing concerns. In turn, the General Counsel is required to report any such concerns directly to the Chairman of the Audit Committee.